

March 29, 2021

Stephen P. Herbert
Chief Executive Officer
Armada Acquisition Corp. I
2005 Market Street Suite 3120
Philadelphia, PA 19103

> **Re: Armada Acquisition Corp. I**
> **Draft Registration Statement on Form S-1**
> **Submitted March 2, 2021**
> **CIK No. 0001844817**

Dear Mr. Herbert:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted March 2, 2021

Prospectus Summary
Our Management Team, page 2

1. We note your disclosure regarding developments at USA Technologies, Inc. (USAT) during the tenure of Messrs. Herbert and Lurio, including, among others, your disclosure that USAT attained its largest market cap of $1 billion as of August 7, 2018. Please balance such disclosure with the experience of USAT after August of 2018. For example, we note that after such time, financial reporting and financial controls issues were announced, the company did not timely file periodic reports, financial statements were restated, and USAT's securities were delisted from NASDAQ. In addition, disclose the business experience of Mr. Herbert since his departure from USAT.

Stephen P. Herbert
Armada Acquisition Corp. I
March 29, 2021
Page 2

       You may contact Joseph Klinko at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Energy & Transportation

cc: Wei Wang, Esq.